CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

September 13, 2021

Via Email

Ms. Ta Tanisha Meadows

Staff Attorney

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	China Liberal Education Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 30, 2021 File No. 1-39259

Dear Ms. Ta Tanisha Meadows

This letter is in response to the letter, dated July 21, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Liberal Education Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 20-F filed April 30, 2021

Consolidated Statements of Cash flows, page F-6

1.

For the year ended December 31, 2020, please tell us how you calculated the cash flow amounts for prepaid expenses and other current assets of $753,405, contract receivables of $(719,615) and repayment of due to a related party of $(1,439,799).

With respect to the amounts of prepaid expenses and other current assets, contract receivable and repayment of due to a related party as reflected in the 2020 consolidated statements of cash flows, we respectfully advise the Staff that these amounts are calculated as follows:

(1)

The decrease in prepaid expenses and other current assets of $753,405 as reflected in the 2020 consolidated statements of cash inflows was a combination of a decrease in prepaid expenses and other receivable of $128,658 and a decrease in deferred initial public offering costs of $624,747. As of December 31, 2019, our balance sheets reported $649,451 deferred initial public offering costs primarily related to legal and consulting fees in connection with our intended IPO. We completed the IPO in May 2020, and such deferred offering costs has been charged to shareholders’ equity upon the completion of the IPO.

1

(2)

The net increase in contract receivable of $719,615 as reflected in the 2020 consolidated statements of cash outflows was calculated by net change in contract receivable of $1,720,785 (including an increase in current portion of contract receivable of $2,556,308 and a decrease in non-current portion of contract receivable of $835,522), and offset by an adjustment of $1,001,170. In December 2020, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company incorrectly paid faculty related costs to Fuzhou Melbourne Polytechnic (“FMP”) on behalf of the Company as a result of a miscommunication between FMP and the Company’s accounting department. The Company has tuition receivable from FMP for services provided for Sino-foreign Jointly Managed Academic Programs and contract receivable from FMP for Technological Consulting Services for Smart Campus Solutions. FMP’s total payable to the Company is clearly determined based on the service agreements. However, when FMP arrange the payment to the Company, it may make a lump sum payment to the Company to settle outstanding receivable balance without distinguishing whether the payment is made to settle the Company’s tuition receivable or contract receivable unless the Company’s accounting staff keeps close communication with FMP’s accounting department to track corresponding payment. According to the Company’s Sino-Foreign Jointly Managed Academic Programs agreement with FMP, the Company is entitled for a fixed portion of tuition collected from students for services rendered and also responsible for payment for all faculty related costs. Normally, the faculty related costs are deducted from the Company’s tuition receivable from FMP first and paid to faculty by FMP directly before FMP remits the remaining tuition receivable to the Company. In late December 2020, due to miscommunication between the Company’s newly hired accounting staff and FMP’s accounting department, the Company was notified by FMP’s accounting department to arrange a payment of RMB 6,895,860 (approximately $1.1 million) to FMP for faculty related costs before the Company and FMP conducts year-end reconciliation of receivable and payment. In the interest of time, Ms. Ngai Ngai Lam made this payment to FMP on behalf of the Company on December 24, 2020. During the 2020 year-end reconciliation process, both the Company and FMP realized that the $1.1 million payment made by Ms. Ngai Ngai Lam was a mistake. Accordingly, on December 30, 2020, the Company repaid this $1.1 million to Ms. Ngai Ngai Lam, and added this $1.1 million to the contract receivable balance from FMP as of December 31, 2020. Therefore, although the net change in contract receivable balance as of December 31, 2020 as compared to December 31, 2019 was $1,720,7685 as mentioned above, from the perspective of indirect cash flow method to reconcile net income to cash provided by operating activities, the $1.1 million adjustment of contract receivable did not impact the changes in operating assets, accordingly, net change in contract receivable as shown in the consolidated statement of cash flows was only reported as $719,615. The $1.1 million contract receivable resulted this adjustment was subsequently collected back from FMP in early 2021.

(3)

The $1,439,799 cash outflow associated with repayment of due to a related party as reflected in the 2020 consolidated statements of cash inflows included repayment of $438,629 to a related party to settle prior year outstanding payable and reflected the $1,001,170 adjustment for faculty related costs paid to FMP as mentioned above. Due to a miscommunication between the Company’s newly hired accounting staff and FMP’s accounting department, Ms. Ngai Ngai Lam made approximately $1.1 million to FMP for faculty related costs on behalf of the Company. During the 2020 year-end reconciliation process, both the Company and FMP realized that the $1.1 million payment made by Ms. Ngai Ngai Lam was a mistake. Accordingly, on December 30, 2020, the Company repaid this $1.1 million to Ms. Ngai Ngai Lam.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ngai Ngai Lam
Name:	Ngai Ngai Lam
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

2